Exhibit 99.4

MAGNA INTERNATIONAL INC.

TECHNOLOGY COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Technology Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of matters delegated to it by the Board relating to technology and innovation.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.                                      The Board has delegated to the Committee the responsibility for the following matters:

Technology Trends, Opportunities and Risks

(a)                                 Technology Trends: reviewing, monitoring, evaluating and making recommendations to the Board regarding general technological trends which may impact the automotive industry and/or the Corporation’s: product, service and solution software offerings; advanced manufacturing strategy; and/or overall strategic plan.

(b)                                 Opportunities and Risks: assessing the impact of technological trends and disruptive technological changes on the Corporation’s business or strategy, and making recommendations to the Board with respect to the Corporation’s approach to addressing the opportunities and risks arising from such trends and changes.

Research & Development (“R&D”)

(c)                                  R&D/Innovation: reviewing the Corporation’s R&D/innovation initiatives, assessing the effectiveness of such initiatives in relation to the Corporation’s strategy, and making recommendations to the Board with respect to same.

Technology Partnerships, Investments and Acquisitions

(d)                                 Partnerships and Investments: advising Executive Management on, monitoring, assessing the effectiveness of and making recommendations to the Board regarding, the Corporation’s overall approach to:

•                                          technology partnerships, joint projects and other collaborative activities with universities, colleges, technical institutes, advanced research organizations or other similar bodies;

•                                          initiatives involving technology incubators; and

•                                          joint ventures with, or investments in, software and technology companies.

(e)                                  Technology M&A: advising Executive Management and making recommendations to the Board as needed with respect to material M&A transactions aimed at addressing a technological trend, opportunity or gap in the Corporation’s product or service portfolio.

Embedded Cybersecurity Risks

(f)                                   Product-Embedded and Solution Software Cybersecurity: assessing with Executive Management the Corporation’s product-embedded and solution software cybersecurity risk exposures, together with the Corporation’s actions to identify, monitor and mitigate such exposures.

Technology & Corporate Strategy

(g)                                  Alignment Between Technology & Strategy: satisfying itself that the Corporation’s overall approach to technology and intellectual property development, management and acquisition are aligned with the Board’s strategic priorities.

Reporting and Disclosure

(h)                                 Annual Reporting to Board: reporting to the Board at least annually with respect to the Committee’s activities in respect of each fiscal year.

(i)                                     Technology Committee Report: overseeing the preparation of the Technology Committee report for inclusion in the Corporation’s management information circular/proxy statement.

Size, Composition and Independence

2.                                      Size: The Committee shall be composed of not less than three (3) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chair from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Corporate Governance, Compensation and Nominating Committee. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.                                      Independence: A majority of the members of the Committee, including the Committee Chair, shall meet the independence standards specified under applicable law, currently being Section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators.

4.                                      Independent Advisors: The Committee may retain and compensate such outside advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.                                      Role of Committee Chair: The Committee Chair shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Committee Chair shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.                                      Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of the Committee and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.                                      Meetings: The Committee shall meet periodically as required to carry out its duties and responsibilities, but shall meet at least annually to address the matters specified in Section 1 of this Charter. Meetings of the Committee may be called by the Committee Chair, any member of the Committee, Board Chair, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.                                      Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.                                      Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

•                                          the Committee Chair and each member of the Committee;

•                                          the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation;

•                                          the Chief Technology Officer;

•                                          any other person whose attendance is deemed necessary or advisable by the Committee Chair.

10.                               Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss matters relating to such duties with any:

•                                          employee of the Corporation; and/or

•                                          advisor to the Corporation (including any advisors retained by the Committee).

The Committee shall also have the right to inspect all applicable books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters within the Committee’s mandate with any of the foregoing.

11.                               Meeting Agendas: The Committee Chair shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.                               Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.                               Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members as a result of a vacancy on the Committee, both members shall constitute a quorum.

Delegation of Responsibility

14.                               Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Committee Chair, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.                               Annual review: The Committee shall annually review this Charter and recommend to the Corporate Governance, Compensation and Nominating Committee of the Board such changes as it deems advisable.

Board Approved:                                             March 25, 2021